UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST 2011

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Page
Incorporation by Reference	2
Signature	3
Exhibit 99.1 – Press Release of the Company, dated August 9, 2011, announcing second quarter results

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form F-3 (Registration Number 333-166389) and into the prospectus related thereto, (3) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (4) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: August 9, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated August 9, 2011, announcing second quarter results

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES SECOND QUARTER 2011

FINANCIAL RESULTS

— Company Raises Full Year Revenue and Net Income Forecast —

BEIJING, China, August 9, 2011 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the second quarter of 2011.

Highlights for the Second Quarter 2011

•

Total second quarter revenues were US$182.7 million, a 93% increase from US$94.5 million reported in the second quarter of 2010, and 99% increase from US$91.8 million recorded in the first quarter of 2011.

•

Contract sales totaled US$225.3 million, a 132% increase from US$97.0 million recorded in the second quarter of 2010, and 130% increase from the US$98.0 million recorded in the first quarter of 2011. Two new projects were launched in the second quarter.

•

Total gross floor area (“GFA”) sales were 183,400 square meters, a 113% increase from 86,200 square meters sold in the second quarter of 2010 and 125% increase from 81,600 square meters sold in the first quarter of 2011.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue declined to 5.6% compared to 8.9% in the second quarter of 2010 and 8.0% in the first quarter of 2011.

•	Net income was US$31.8 million, a 231% increase from US$9.6 million reported in the second quarter of 2010 and a 172% increase from US$11.7 million in the first quarter of 2011.

•

Diluted net earnings per share attributable to ordinary shareholders were US$0.20, equivalent to US$0.40 per American Depositary Share (“ADS”), compared to diluted net earnings per share of US$0.06, equivalent to US$0.12 per ADS, in the second quarter of 2010 and US$0.08, equivalent to US$0.16 per ADS, in the first quarter of 2011.

•

Cash and cash equivalents, including restricted cash, increased by US$58.3 million to US$406.9 million as of June 30, 2011 from US$348.6 million as of March 31, 2011. Short and long term debt decreased by US$5.5 million to US$318.0 million compared to US$323.5 million as of March 31, 2011.

•	On June 20, 2011, the Company paid a cash dividend of US$0.10 per ADS to shareholders of record on June 10, 2011.

•	On May 26, 2011, the Company announced its intent to repurchase shares up to US$10 million. As of June 30, 2011, 593,600 ADS were repurchased at a total cost of US$1.26 million.

Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer said, “We are pleased to report a remarkable quarter with contract sales, revenue and net income well above the high end of our expectations despite the impact of mortgage and purchase restriction policies issued by regional governments beginning in the month of February and continuing until today. Our marketing initiatives contributed to healthy sales demand in the second quarter and we believe that consumers will continue to adjust to government policy initiatives.”

“We successfully launched two new projects in the second quarter, namely Jinan Xinyuan Splendid and Zhengzhou Central East B, which contributed 39% of the Company’s total contract sales. We expect to launch one new project Zhengzhou Royal Palace in the third quarter. We were pleased to be able to return some money to shareholders in the form of a dividend in the second quarter and we also implemented a US$10 million share buyback program that will continue for one year. While market trends will continue to be challenging due to tightening in mortgage and purchase restrictions, Xinyuan is well positioned with its strong balance sheet and a diversified project pipeline. ”

Financial Results for the Second Quarter 2011

Contract Sales

Contract sales totaled US$225.3 million in the second quarter compared to US$97.0 million in the second quarter of 2010 and US$98.0 million in the first quarter of 2011. The Company’s GFA sales were 183,400 square meters in the second quarter of 2011 versus 86,200 square meters in the second quarter of 2010 and 81,600 square meters in the first quarter of 2011. The average selling price per square meter sold was RMB8,034 (US$1,228) in the second quarter of 2011 versus RMB7,683 (US$1,126) in the second quarter of 2010 and RMB7,908 (US$1,201) in the first quarter of 2011.

Contract sales growth in the second quarter was primarily driven by the successful marketing of two new projects, Jinan Xinyuan Splendid, launched in the second quarter, and Zhengzhou Yipinxiangshan II, launched late in the first quarter, which accounted for 33% and 23% of the second quarter contract sales, respectively.

Breakdown of GFA Sales and ASP’s by Project

	Q2 2010		Q1 2011		Q2 2011		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	4.6	5,699	5.3	5,266	8.9	5,474	32.4
Chengdu Splendid II	18.2	6,053	28.3	7,045	14.2	6,988	89.1
Zhengzhou Colorful Garden	11.4	8,130	2.2	11,512	1.6	14,739	4.9
Zhengzhou Modern City	22.0	7,167	11.9	8,217	13.6	8,738	95.8
Zhengzhou Century East B	—	—	—	—	10.0	8,664	156.5
Kunshan Intl City Garden	24.0	8,446	4.0	11,336	8.5	10,137	137.0
Suzhou Intl City Garden	5.6	11,340	2.1	14,800	3.4	13,255	99.9
Xuzhou Colorful Garden	—	—	21.3	7,321	17.4	7,751	9.8
Jinan Xinyuan Splendid	—	—	—	—	55.7	8,661	472.6
Zhengzhou Yinpinxiangshan I	—	—	2.8	10,204	0.2	17,294	0.4
Zhengzhou Yinpinxiangshan II	—	—	3.7	8,192	49.9	6,837	144.8
Others	0.4	19,584	—	—	—	—	4.7

Total	86.2	7,683	81.6	7,908	183.4	8,034	1,247.9

Revenue under the Percentage of Completion Method

In the second quarter of 2011, the Company’s total revenue using the percentage of completion method was US$182.7 million compared to US$94.5 million in the second quarter of 2010 and US$91.8 million in the first quarter of 2011. Versus the previous quarter, this quarter’s increase in revenue under the percentage of completion method is mainly due to two factors: the increase in contract sales and the achievement of accelerated construction milestones in our projects.

Gross Profit

Gross profit for the second quarter of 2011 was US$54.5 million, or 29.8% of revenue, compared to gross profit of US$20.2 million, or 21.3% of revenue, in the second quarter of 2010 and a gross profit of US$25.1 million, or 27.3% of revenue, in the first quarter of 2011.

The Company revised total project cost and sales projections for certain projects such that US$1.1 million of cumulative gross profit was recognized in the second quarter of 2011 under the percentage of completion method due to changes in estimates.

Selling, General, and Administrative Expenses

SG&A expenses were US$10.2 million for the second quarter of 2011 compared to US$8.4 million for the second quarter of 2010 and US$7.4 million for the first quarter of 2011. As a percentage of total revenue, SG&A expenses were 5.6% compared to 8.9% in the second quarter of 2010 and 8.0% in the first quarter of 2011. The increase in SG&A expenses was mainly due to increased promotional spending on new projects and sales agent commissions.

Share-based Compensation

Share-based compensation was US$0.5 million for the second quarter of 2011 compared to US$0.7 million for the second quarter of 2010 and US$0.5 million for the first quarter of 2011.

Net Income

Net income for the second quarter of 2011 was US$31.8 million compared to US$9.6 million for the same period in 2010 and US$11.7 million in the first quarter of 2011. Net margin was 17%, compared to 10% in the second quarter of 2010 and to 13% in the first quarter of 2011. Diluted earnings per share for the second quarter of 2011 were US$0.20, equivalent to US$0.40 per ADS, compared to a profit of US$0.06 per diluted share, equivalent to US$0.12 per ADS, for the same period in 2010, and US$0.08 per diluted share, equivalent to US$0.16 per ADS in the first quarter of 2011.

Balance Sheet

As of June 30, 2011, the Company reported US$406.9 million in cash and cash equivalents (including restricted cash) compared to US$348.6 million as of March 31, 2011. Total debt outstanding was US$318.0 million, a decrease of US$5.5 million compared to US$323.5 million at the end of the first quarter of 2011. The Company’s real estate property under development at the end of the second quarter was US$695.1 million compared to US$669.1 million at the end of the first quarter of 2011.

Project Status

Below is a summary table of projects that were active in the second quarter of 2011.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Project	Sold to date	Total Project	Sales to date	%
					Sold
Chengdu Splendid I	230.9	198.5	185.6	153.0	82.4%	93.2%
Chengdu Splendid II	219.5	130.4	221.7	132.4	59.7%	72.5%
Zhengzhou Colorful Garden	191.9	187.0	196.4	188.8	96.1%	99.8%
Zhengzhou Modern City	255.4	159.6	323.2	183.8	56.9%	59.4%
Zhengzhou Century East B	166.5	10.0	229.1	13.2	5.8%	58.4%
Kunshan Intl City Garden	497.0	360.0	553.6	388.3	70.1%	83.4%
Suzhou Intl City Garden	205.6	105.7	312.1	155.0	49.6%	95.2%
Xuzhou Colorful Garden	102.1	92.3	112.8	102.3	90.7%	71.0%
Jinan Xinyuan Splendid	528.3	55.7	737.3	73.7	10.0%	49.1%
Zhengzhou Yipinxiangshan I	94.4	94.0	93.5	91.1	97.5%	97.4%
Zhengzhou Yipinxiangshan II	198.5	53.7	193.9	56.8	29.3%	60.1%
Others remaining GFA	4.7	—	—	—	—	—

Total active projects	2,694.8	1,446.9	3,159.2	1,538.4	48.7%	72.7%

As of June 30, 2011, the Company’s total sellable GFA was approximately 1,460,000 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled
Zhengzhou Royal Palace	134.2	Q3 2011
Zhengzhou Century East A	77.8	Q1 2012

Total Xinyuan projects in planning	212.0

Total active projects	1,247.9
Total Xinyuan projects	1,459.9

Third Quarter and 2011 Outlook

Based on strong sales recorded in the second quarter, the positive acceptance of new projects in Jinan and Zhengzhou, and the launch of one new project in the third quarter (Zhengzhou Royal Palace), the Company expects its sales momentum to continue in the second half of 2011.

The Company expects contract sales in the third quarter of 2011 to reach US$230 to US$250 million. Revenue under the percentage of completion method is expected to range between US$215 and US$235 million while net income in the quarter should exceed US$35 million.

For the full year 2011 the Company is raising its guidance significantly. Contract sales are expected to total US$810 to US$850 million for the year, up approximately 25% over previous guidance. Revenue under the percentage of completion method is projected to range from US$740 to US$780 million while net income for the year is expected to exceed US$100 million, 33% above previous guidance.

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue=	Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales=	Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

Conference Call Information

Xinyuan’s management will host an earnings conference call on August 9, 2011 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-457-2640. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 1874708.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of August 9, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)

Revenue	182,682	91,784	94,454

Cost of revenue	(128,195)	(66,711)	(74,298)

Gross profit	54,487	25,073	20,156

Selling and distribution expenses	(3,904)	(1,887)	(2,535)
General and administrative expenses	(6,271)	(5,501)	(5,885)

Operating income	44,312	17,685	11,736

Interest income	878	604	554
Share of income in an equity investee	—	—	77
Exchange gains	23	33	29
Change in fair value of warrant liabilities	—	—	842

Income from operations before income taxes	45,213	18,322	13,238

Income taxes	(13,399)	(6,661)	(3,620)

Net income	31,814	11,661	9,618

Less: net income attributable to non-controlling interest	639	13	—
Net income attributable to shareholders	31,175	11,648	9,618

Earnings per share:
Basic	0.20	0.08	0.06
Diluted	0.20	0.08	0.06
Shares used in computation:
Basic	153,162	153,228	152,087
Diluted	153,162	153,228	152,129

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue	274,466	205,198

Cost of revenue	(194,906)	(160,330)

Gross profit	79,560	44,868

Selling expenses	(5,791)	(4,925)
General and administrative expenses	(11,772)	(11,405)

Operating income	61,997	28,538

Interest income	1,482	1,204
Share of income in an equity investee	—	639
Exchange gains	56	49
Change in fair value of warrant liabilities	—	842

Income from operations before income taxes	63,535	31,272

Income taxes	(20,060)	(9,754)

Net income	43,475	21,518

Less: net income attributable to non-controlling interest	652	—

Net income attributable to shareholders	42,823	21,518

Earnings per share:
Basic	0.28	0.14
Diluted	0.28	0.14
Shares used in computation:
Basic	153,195	151,803
Diluted	153,195	157,487

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30, 2011	March 31, 2011	December 31, 2010
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	270,262	247,072	213,326
Restricted cash	136,594	101,521	82,305
Accounts receivable	4,912	5,562	3,511
Other receivables	8,666	8,956	6,462
Other deposits and prepayments	63,669	41,303	34,790
Advances to suppliers	16,910	32,946	21,933
Real estate property development completed	6,809	10,426	1,470
Real estate property under development	695,074	669,132	710,585
Other current assets	542	595	663

Total current assets	1,203,438	1,117,513	1,075,045

Real estate properties held for lease, net	20,129	19,755	19,876
Property and equipment, net	2,254	2,598	2,687
Other long-term investment	242	242	242
Deferred tax asset	1,186	1,471	1,925
Other assets	3,528	3,753	4,190

TOTAL ASSETS	1,230,777	1,145,332	1,103,965

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30, 2011	March 31, 2011	December 31, 2010
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	170,707	131,541	150,670
Short-term bank loans	181,729	208,587	186,631
Customer deposits	44,948	38,820	22,789
Income tax payable	36,815	39,530	40,895
Deferred tax liabilities	34,795	22,333	18,731
Other payables and accrued liabilities	43,638	39,733	39,162
Payroll and welfare payable	2,313	1,616	4,539
Current portion of long-term debt	296	1,891	331

Total current liabilities	515,241	484,051	463,748

Non- current liabilities
Long-term bank loans	96,789	74,107	70,213
Unrecognized tax benefits	13,460	13,272	13,151
Other long-term debt	39,194	38,939	38,688
TOTAL LIABILITIES	664,684	610,369	585,800

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(1,260)	—	—
Additional paid-in capital	509,007	508,489	507,973
Retained earnings (accumulated deficit)	29,737	(1,483)	(17,749)
Statutory reserves	27,559	27,559	27,559
TOTAL SHAREHOLDERS’ EQUITY	565,058	534,580	517,798

Non-controlling interest	1,035	383	367

TOTAL EQUITY	566,093	534,963	518,165

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,230,777	1,145,332	1,103,965